EPSOM INVESTMENT SERVICES N.V.

CalciTech Ltd.
CP 261, 10 route de l’aeroport
1215 Geneva 15
Switzerland

31st August 2008

Dears Sirs,

Re: Credit Facility Agreement

Further to our discussions and in view of your current balance on the credit facility exceeding USD 2.4 million. We understand that you are currently awaiting the closing of a placing with Newlands Stockbrokers in London for additional working capital.

In order to overcome your immediate short-term cashflow situation, we can confirm that we are willing to increase your facility to USD 5 million, on a temporary basis, until the successful conclusion of the aforementioned placing or until 31st December 2008, whichever is the earliest.

All other terms and conditions will remain unchanged.

We will review the facility again with you in three months time.

Yours faithfully,

“David Craven”

David Craven
Director
for and on behalf of Epsom Investment Services N.V.

Registered Office : Main Street, Charlestown, Nevis, West Indies

Administrative office : P.O. Box 254, 1215 Geneva 15, Switzerland
Tel. (+41) 22 7990800 Fax (+41) 22 7990801